ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
January 5, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-07142 1933 Act File No. 333-51308
Dear Mr. Minore:
     I am writing on behalf of the Registrant to respond to the follow-up comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 68 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 70 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 68/70”), which you provided orally via telephone on January 4, 2012. The Registrant filed Amendment 68/70, pursuant to Rule 485(a) under the 1933 Act, on September 23, 2011 to register shares of Highland Natural Resources Fund, a new series of the Registrant (the “Fund”). Summaries of the Staff’s comments and the Registrant’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about January 6, 2012 pursuant to Rule 485(b) under the 1933 Act.
Prospectus
1.	In the Principal Investment Strategies section, please include a statement as to whether the Board of Trustees of the Fund (the “Board”) has considered whether the aggregate of the fees charged by the Fund and the Ascendant Natural Resources Master Fund (the “Master Fund”) will be more or less than if the Fund were invested directly in the securities held by the Master Fund.
Response: The Registrant will add a statement in the Principal Investment Strategies section that the Board has considered that the aggregate of the fees, on a net basis, charged by the Fund and the Master Fund would be the same as if the Fund were invested directly in the securities held by the Master Fund.
2.	Please address the appropriateness of the payment to be made by Ascendant to the Fund under Section 36 of the 1940 Act. Specifically, please address whether the payment causes the Master Fund to charge different advisory fees to different shareholders.

Response: The Registrant notes that the Board of the Fund and the Board of the Master Fund were aware of the payment to be made by Ascendant to the Fund prior to their approval of their respective Fund’s investment management arrangements. The Registrant understands, and the Master Fund and Ascendant have confirmed in a participation agreement among Highland Funds Asset Management, L.P. (“HFAM”), the Registrant on behalf of the Fund, the Master Fund and Ascendant (the “Participation Agreement”), that the Board of the Master Fund did not consider the payment by Ascendant to the Fund to be expenses of Ascendant in assessing the reasonableness of the advisory fees to be paid by shareholders of the Master Fund. Further, the Fund’s Board, in considering the advisory fee (inclusive of administrative fees) payable to HFAM considered the reasonableness of HFAM’s fees in relation to the services provided. The Registrant is unaware of any reason to not give due consideration and deference to the judgment of the respective Boards.
The Registrant notes that, after giving effect to the payment to be made by Ascendant to the Fund, the ultimate shareholders of the Master Fund (the shareholders of each feeder fund investing in the Master Fund) pay the same effective level of management fees, and that the Participation Agreement requires this result. The Registrant understands this to be a fact considered by each of the Boards in approval of the management fees. Further, the Registrant does not believe that any differences in management fees paid by each fund, even assuming that the payment should be considered to be purely a reduction of Ascendant’s management fee, should be considered from the perspective of the feeder funds, but instead should be considered from the perspective of the shareholders of the feeder funds. Indeed, the SEC has stated, in a letter to Chairman Dingell dated April 15, 1992, that “courts should construe the term “security holder” in section 36(b) as not restricted to the spoke funds, but as including the spoke fund shareholders.” Given that the shareholders of each feeder fund pay the same effective management fees, the Registrant respectfully submits that an issue does not present itself under Section 36 of the 1940 Act. Put differently, shareholders of the feeder funds are receiving basically the same services, and paying the same fees, but in part the services are being provided by different parties and the payment streams are intended to reflect this result.
In this regard, the Registrant further notes that it is a common practice in the industry for the hub in a hub-and-spoke arrangement to charge no (or a nominal) management fee, and for the various spokes to pay differing management fees. The Registrant is not aware of any suggestion that such arrangements might fail to pass muster under Section 36 of the 1940 Act, and does not think that any distinctions between the two structures should be meaningful. The Registrant submits that an arrangement whereby the parties contractually agree to charge the same management fees to all ultimate shareholders of a hub should be seen as superior, from the vantage point of investor protection as well as the Staff’s concerns under Section 36, to hub-and-spoke arrangements with differential spoke fee structures that are common in the industry.
Finally, the Registrant notes that the payment by Ascendant is akin to a revenue sharing payment, in that it is paid out of the legitimate advisory profits of an investment adviser, and that such revenue sharing payments are permissible and common in the industry. It would be odd, in the Registrant’s view, for a payment to be permissible if it were made to a fund’s principal underwriter, for instance, but not to the fund itself (i.e., permissible for a third party to benefit but not a fund’s shareholders). From the perspective of investor protection, therefore, for this and the reasons stated above, the Registrant respectfully submits that an issue does not arise under Section 36 of the 1940 Act with respect to the advisory fees payable to either HFAM or Ascendant, or the payment by Ascendant to the Fund.

Participation Agreement
3.	Please confirm that the expense caps described in section 3.3 of the Participation Agreemen are correct and will be reflected in the registration statements of both feeder funds investing in the Master Fund.
Response: The Registrant confirms that section 3.3 of the Participation Agreement is accurate and that the expense caps discussed therein will be reflected in the registration statements of the Fund.
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Please direct any questions concerning this letter to the undersigned at 617-235-4636.
Very truly yours,
/s/ Jessica Reece
Jessica Reece

cc:	Brian Mitts, Highland Funds Asset Management, L.P. Ethan Powell, Highland Funds Asset Management, L.P. Michael Doherty, Esq. Rajib Chanda, Esq.